Exhibit 99.1

SOPHiA GENETICS Announces Pricing of $50 Million Public Offering of Ordinary Shares

BOSTON and ROLLE, Switzerland, June 16, 2026 /PRNewswire/ — SOPHiA GENETICS (Nasdaq: SOPH), a global leader in AI-driven precision medicine, announced today the pricing of its previously announced underwritten public offering of 10,526,000 ordinary shares at a public offering price of $4.75 per ordinary share. The gross proceeds from the offering, before deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company are expected to be approximately $50 million. All of the ordinary shares to be sold in the proposed offering will be sold by the Company. In addition, the Company has granted the underwriters a 30-day option to purchase up to 1,578,900 additional ordinary shares at the public offering price, less the underwriting discounts and commissions. The offering is expected to close on June 18, 2026, subject to customary closing conditions.

TD Cowen is acting as the lead book-running manager for the offering. Guggenheim Securities is acting as book-running manager, and BTIG and Craig-Hallum are acting as lead managers for the offering.

A registration statement on Form F-3 (File No. 333-289266) relating to the ordinary shares and other securities of the Company has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective on August 15, 2025. The offering may be made only by means of a prospectus supplement and accompanying prospectus. A preliminary prospectus supplement and accompanying prospectus relating to this offering has been filed with the SEC and a final prospectus supplement and accompanying prospectus relating to the offering will be filed with the SEC. Electronic copies of the final prospectus supplement and accompanying prospectus will be available on the SEC’s website located at www.sec.gov. Copies of the final prospectus supplement and accompanying prospectus relating to this offering, when available, may be obtained for free by contacting TD Securities (USA) LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email at TDManualrequest@broadridge.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended. There is no intention or permission to publicly offer, solicit, sell or advertise, directly or indirectly, any securities of SOPHiA GENETICS SA, such as the ordinary shares, in or into Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and these securities will not be listed or admitted to trading on the SIX Swiss Exchange or on any other regulated trading venue (exchange or multilateral trading facility) in Switzerland. Neither this press release nor any other offering or marketing material relating to these securities, such as the ordinary shares, constitutes or will constitute a prospectus pursuant to the FinSA, and neither this press release nor any other offering or marketing material relating to these securities, such as the ordinary shares, may be publicly distributed or otherwise made publicly available in Switzerland.

About SOPHiA GENETICS

SOPHiA GENETICS (Nasdaq: SOPH) is a cloud-native healthcare technology company on a mission to expand access to data-driven medicine by using AI to deliver world-class care to patients with cancer and rare disorders across the globe. It is the creator of SOPHiA DDM™, a platform that analyzes complex genomic and multimodal data and generates real-time, actionable insights for a broad global network of hospital, laboratory, and biopharma institutions.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding our expectations regarding the expected closing of this offering . In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “would”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “future”, “continue”, or “appear” or the negative of these terms or similar expressions, although not all forward-looking statements contain these identifying words. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the SEC. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this press release speak only as of the date hereof. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based, unless required to do so by applicable law. No representations or warranties (express or implied) are made about the accuracy of any such forward-looking statements.

For further information: Media Contact: media@sophiagenetics.com